Anthony Longo Work History

Experience

Firesale
CEO
June 2025 - Present

hoo.be
COO
June 2024 - February 2025 (9 months)
Miami, FL

Niche Collective
Founding Partner
2014 - January 2025 (11 years)
Delray Beach, FL

Five
Co-Founder & CEO (Acquired)
February 2022 - June 2024 (2 years 5 months)
Miami, FL

Acquired by Hoo.be

SIONYX
VP of Marketing & Commercial Products (Acquired)
October 2019 - February 2022 (2 years 5 months)

Acquired by DC Capital Partners.

Yoshirt Inc
CEO (Acquired)
March 2015 - September 2017 (2 years 7 months)
Los Angeles, CA

Ground Signal
Co-Founder & CEO
January 2014 - April 2016 (2 years 4 months)
Boston, MA

CondoDomain
Founder & CEO (Acquired)
January 2005 - July 2013 (8 years 7 months)
Boston, MA

Acquired by Better Homes Realty.

First Page Network, Inc.
Founding Partner (Acquired)
April 2010 - October 2011 (1 year 7 months)
New York, NY

Acquired by BlackOcean

JPMorgan Chase & Co.
New Condominum Business
June 2004 - February 2006 (1 year 9 months)
New York, NY

Wells Fargo
New Condominium Business
February 2003 - June 2004 (1 year 5 months)
Boston, MA

Sun Microsystems, Inc.
Software Engineeer & Systems Architect
June 2001 - January 2003 (1 year 8 months)